Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-199321

To Preliminary Prospectus

Dated October 15, 2014

Solar Bonds are debt securities issued by SolarCity. As with any investment, purchasing Solar Bonds involves risk. You must make your own decision about whether and how much to invest in Solar Bonds. SolarCity cannot make any investment recommendations or otherwise provide any investment advice. Solar Bonds are not FDIC-insured. Your earnings and principal are not guaranteed.

SolarCity has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for offerings to which this information relates. Before you invest, you should read the prospectus in that registration statement and other documents SolarCity has filed with the SEC for more complete information about SolarCity and the offerings. You may obtain these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov/Archives/edgar/data/1408356/000119312514371976/0001193125-14-371976-index.htm . Alternatively, you may obtain the prospectus relating to the Solar Bonds, and the pricing supplement relating to a particular series of Solar Bonds, on this website.

An Innovative New Way For Normal People To Invest In Solar Power

BY JEFF SPROSS POSTED ON OCTOBER 17, 2014 AT 9:04 AM UPDATED: OCTOBER 17, 2014 AT 12:27 PM

CREDIT: SHUTTERSTOCK

On top of new storage-plus-solar deals for businesses, lease-to-own models, and business partnerships, SolarCity has just cooked up a new way for everyday Americans to invest in the solar power it provides.

The country’s biggest solar services firm and its leading installer of rooftop solar systems, SolarCity announced on Wednesday that it’s now offering bonds online to everyday investors, the New York Times reported. Bonds are a form of debt: the purchaser pays the bond seller a fixed amount, then the seller pays back the amount over a pre-determined amount of time (maturity) along with interest. It’s a way for a company to build up capital to finance future expansions, particularly in its start-up years. SolarCity’s bonds will be sold in $1,000 increments, and will be available to any U.S. citizen, 18 or older, with a domestic bank account. The bonds will mature in one, two, three, or seven years, and will offer interest rates between two and four percent.

The company has already raised $575 million through the traditional bond market, which is generally only available to wealthy and institutional investors, and is run through middlemen in the financial services industry. Mosaic is the only other solar company to use similar “crowdfunding” structures to finance individual projects on the small- and medium-scale. But unlike SolarCity it doesn’t install the arrays itself, and it only just recently began moving into the residential solar market.

“We’re similar to crowdfunding in that we’re doing this directly through our own online platform with no fees to purchase,” said Tim Newell, the vice-president of financial products at SolarCity. “We don’t look to earn revenue from the sales of the bonds.” SolarCity will handle the bond sales and the paperwork through its own website, and the plan is to offer $200 million worth of bonds initially, but expects to make additional offerings on a fairly regular basis in the future. The company will also pay back the bonds using the monthly electricity payments from its solar customers. “The big innovation in this announcement is not solar-specific; it’s the offering of simple, attractive corporate bonds to the general public,” observed Shayle Kann, the vice-president of Greentech Media, a renewable technology research outfit. “The fact that these are ‘solar bonds,’ meaning bonds backed by SolarCity’s revenue streams, is just icing on the cake.”

“By expanding the pool of people who can participate in financing solar with us, we’re diversifying our sources of capital,” Newell added. “That also makes us more resilient in any economic environment and over time should help us be able to have the lowest cost of capital.” The new direct-to-consumer bonds are admittedly smaller and come with lower rates than the bonds SolarCity has sold in the traditional market. The latter offered longer maturities and interest rates at 4.03 percent or even

4.59 percent.

But in a national and global financial market that’s still seen as somewhat uncertain when it comes to renewable power, direct-to-consumer models, crowdfunding, and other forms of financial innovation have emerge as useful — even crucial — tools in building up green power capacity, either at the level of utilities or for the individual homeowner. “If you look at the task we have to overcome in transforming the energy infrastructure, it’s a massive task,” SolarCity CEO’s Lyndon Rive also said. “We need to deploy large amounts of money as fast as humanly possible… One of our biggest tasks is raising awareness and helping people understand that solar is not a 10-year investment with minimal payback.”

By giving everyday investors a stake in the energy source, solar bonds can also serve as an implicit marketing program or awareness-raiser for solar power and green policy. “If you have some skin in the game, then you’re going to want [solar] to succeed in the same way as when you invest in a stock, you want that stock to be successful,” Amy Davidsen, the U.S. executive director of The Climate Group, a non-profit organization that seeks to promote clean energy technology, told The Guardian. “[This] will include supporting policies to help support clean energy.” A similar dynamic has played out in Germany, where citizens locally own about half of the country’s renewable power capacity, meaning they benefit from the returns on the investment. That’s kept support high for Germany’s green energy policies, even as they’ve arguably helped contribute to high residential electricity bills, thanks to some quixotic design choices. SolarCity’s situation is a bit different — its raising capital to install solar systems, as opposed to offering ownership in the systems themselves —but the end effect of giving the bond customer a personal stake in the social and economic fate of renewable power more broadly.

Over the long haul, SolarCity hopes the bonds will become a “significant part of our financing strategy,” according to Newell. But, he added, “this is new –- no one has done this before — and we’re going to have to see how it proceeds.”

Clarifications:

Please also note the following clarifications from SolarCity Corporation (“SolarCity”) regarding statements made in the article entitled “An Innovative New Way For Normal People To Invest In Solar Power” by Jeff Spross, posted on ThinkProgress.org on October 17, 2014 and updated on October 17, 2014:

•

In September and October 2014, SolarCity issued $566 million in aggregate principal amount of 1.625% convertible senior notes due November 1, 2019 in a private placement to qualified institutional investors pursuant to Rule 144A under the Securities Act of 1933, as amended.

•

In July 2014, SolarCity issued $160.0 million in aggregate principal of solar asset-backed notes (Series 2014-2, Class A) and $41.5 million in aggregate principal of solar asset-backed notes (Series 2014-2, Class B), to certain investors. The solar asset-backed notes (Series 2014-2, Class A) bear interest at a fixed rate of 4.02% per annum, and the solar asset-backed notes (Series 2014-2, Class B) bear interest at a fixed rate of 5.44% per annum. The solar asset-backed notes have a final maturity date of July 20, 2044.

•

In April 2014, SolarCity issued $70.2 million in aggregate principal of solar asset-backed notes (Series 2014-1) to certain investors. The solar asset-backed notes bear interest at a fixed rate of 4.59% per annum and have a final maturity date of April 20, 2044.

•

Additional information regarding each of these issuances and related transactions can be found in SolarCity’s Quarterly Report on Form 10-Q for the period ended September 30, 2014 and Current Reports on Form 8-K filed by SolarCity, each filed with the United States Securities and Exchange Commission.

The guardian

First US public offering of solar bonds: can crowdfunding take clean energy to the next level?

SolarCity just changed the way clean energy projects will be financed. Will retail investors give solar a boost?

Jennifer Kho

Wednesday 15 October 2014 18.25 EDT

SolarCity has opened up the sale of its bonds to private individuals. Photograph: AP

The largest solar installer in the US announced Wednesday that it is offering up to $200m in bonds to retail investors, marking the first registered public sale of solar bonds in the country. SolarCity’s landmark move toward crowdfunding could democratize the way solar projects are bankrolled and grow overall investment for clean energy.

Large institutional investors (such as Google, Honda and US Bank, in the case of SolarCity projects) finance the bulk of solar projects today. While individual investors can already put money into solar projects via crowdfunding platforms such as Mosaic, SunFunder and Crowdsun.com, most of these opportunities are only available to accredited investors – wealthy individuals – or are limited to just one or a few states, said Tim Newell, SolarCity’s vice president of financial products.

“This is the first time you’re seeing investment offered broadly to American investors through a public offering,” Newell said on a press conference call Tuesday. “In other cases, companies are allowing investors to invest in a single solar project or perhaps a small group of homes or projects.”

It’s an important shift given that investments in clean energy have been falling, even as the global solar and wind markets see double-digit growth. Investment flows have dropped about 20% in the past two years as solar and wind prices have fallen, Michael Liebreich, head of Bloomberg New Energy Finance, said during a Climate Week event in New York last month.

But investors are looking for the types of steady returns that clean energy projects can provide, said Steve Cornell, senior vice president of policy and strategy at NRG, at the same event. “It’s no news to anybody that CDs are paying next to nothing and cash is paying less,” he said. “I think there’s a huge global appetite for yield-like investments that can create steady capital growth.”

The SolarCity bonds, which are available to US nationals in all 50 states who are at least 18 years old and have a US bank account, will represent a portfolio of thousands of projects across the country. Through its new direct investment website, SolarCity is offering a range of bonds – starting at $1,000 – that mature in one to seven years and pay up to 4% interest out of income from SolarCity’s projects.

Here’s how the bonds work: investors register at solarbonds.solarcity.com, transfer funds either via wire or electronically from a bank account, then review the available bond offerings and place an order, which will typically be issued the next business day. The bonds, which are held electronically, will pay interest semiannually and the principal when they mature.

While the model is new to clean energy, it’s inspired by a crop of direct lending platforms, such as Prosper and Lending Club, as well as GE Capital Invest Direct.

A drop in the bucket

Industry watchers are likely to keep a close eye on the offering to determine whether the model might make sense for other clean energy projects. But it’s unlikely retail investors will overtake institutional investors in financing solar any time soon.

“The goal here is not to replace institutional investors, but to diversity our financing,” Newel said. “Any new financing product takes a while to grow. But we believe over time this could be a significant part of our financing strategy.”

Liebreich points out, though, that $200m is a drop in the bucket. “At some point we need to be doing billions of dollars of this stuff,” he said.

The fact that SolarCity, and not the financial services industry, is taking this on illustrates a major gap – or what Liebreich calls “an abdication of responsibility” – in investment options for clean energy.

If the offering is successful, it could spur some innovation around retail services products, he said.

Investment as marketing

In the shorter-term, SolarCity sees the bond offering as a tool to build awareness among the general public.

“If you look at the task we have to overcome in transforming the energy infrastructure, it’s a massive task,” SolarCity CEO Lyndon Rive said. “We need to deploy large amounts of money as fast as humanly possible. … One of our biggest tasks is raising awareness and helping people understand that solar is not a 10-year investment with minimal payback.”

Giving retail investors a chance to participate, so that everybody can make a solar investment and enjoy the same returns as institutional investors, will create awareness, he added.

Rive expects that more awareness will also lead to new customers.

Amy Davidsen, the US executive director of The Climate Group, called the offering “an important innovation” for growing capital for cleantech.

“This is the first opportunity for individuals to be able to participate in this transition at this level,” Davidsen said. “It’s very exciting and I hope others will follow suit.”

She expects the bonds will prove attractive because of their strong return and affordable minimum, as well as giving people a way to fight climate change.

“New ways to engage people and raise capital are critical,” Davidsen said. “If you have some skin in the game, then you’re going to want [solar] to succeed in the same way as when you invest in a stock, you want that stock to be successful. [This] will include supporting policies to help support clean energy.”

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The New York Times

SolarCity Offers Bonds Online to Ordinary Investors

By Diane Cardwell

October 15, 2014 12:03 pm

SolarCity, the country’s leading installer of rooftop solar systems, began selling bonds online to ordinary investors on Wednesday, joining a handful of companies that are using crowdfunding to finance solar development.

The company will issue up to $200 million in the bonds, whose maturities range from one to seven years and carry interest rates of 2 percent to 4 percent.

The company has moved aggressively to raise money to finance its fast-growing business, including several debt offerings for institutional investors, like one begun last month to raise as much as $575 million. But this new effort is open to any United States citizen, 18 or older, with a domestic bank account who makes a minimum investment of $1,000, said Tim Newell, SolarCity’s vice president for financial products.

“By expanding the pool of people who can participate in financing solar with us, we’re diversifying our sources of capital,” said Mr. Newell, who was president and chief executive of Common Assets, an investment platform developer that SolarCity bought this year. “That also makes us more resilient in any economic environment and over time should help us be able to have the lowest cost of capital.”

Several companies, like Mosiac, are already using crowdfunding to funnel money into solar projects. But those largely pool money from investors to provide loans for small- and medium-scale projects. SolarCity’s platform will instead pay back the bonds it issues with the income from the monthly solar electricity payments made by its customers, which include homeowners, schools, businesses and government organizations in 15 states and Washington, D.C.

Company executives say they hope to appeal to people who want to help finance the growth of clean energy but desire the security of bonds. “But this is new –- no one has done this before — and we’re going to have to see how it proceeds,” Mr. Newell said.

© 2014 The New York Times Company